Twin Cities Key Market

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN THE TWIN CITIES
In 2020 Dollars, Since Inception*

70	$1.2B	$1.9B	18.2M	10,257

Projects	HIT Investment Amount	Total Development Cost	Hours of Union Construction Work	Housing Units Created or Preserved

$3.8B	22,703	$1.5B	$150.0M	49%

Total Economic Impact	Total Jobs Across Industries	Total Wages and Benefits	State and Local Tax Revenue Generated	Percent Affordable

* Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based or HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of June 30, 2021. Economic impact data is in 2020 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.